Exhibit 99.1

Boqii Filed Annual Report on Form 20-F for Fiscal Year 2022

SHANGHAI, July 27, 2022 /PRNewswire/ -- Boqii Holding Limited (“Boqii” or the “Company”) (NYSE: BQ), a leading pet-focused platform in China, today announced that it filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended March 31, 2022 with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2022. The Annual Report can be accessed on the Company’s investor relations website at http://ir.boqii.com/ and on the SEC’s website at https://www.sec.gov/.

The Company will provide a hard copy of the Annual Report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s Investor Relations Department at ir@boqii.com.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

DLK Advisory Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com